FOR IMMEDIATE RELEASE

Enterra Energy Trust to Hold First Quarter 2007

Conference Call and Webcast

Calgary, Alberta – (CCNMatthews – May 10, 2007) – Enterra Energy Trust (“Enterra” or the “Trust”) (NYSE: ENT, TSX: ENT.UN) will host a conference call and webcast at 9:00 a.m. MDT (11:00 a.m. EDT), Tuesday, May 15, 2007 to discuss the Trust’s 2007 first quarter results.

To access the call, please dial 1-800-355-4959 or 416-695-9701.  A live audio webcast of the conference call will be available on the home page of our website at www.enterraenergy.com.

A replay of the conference call will be available until 11:59 p.m. MDT, May 22, 2007.  The replay may be accessed on Enterra’s website in the Investor Relations section, or by dialing 1-888-509-0081 or 416-695-5275 , followed by passcode 644132#.

For further information please contact:

Rhonda Bennetto

Victor Roskey

Manager, Investor Relations

Senior Vice President & CFO

Telephone: (403) 538-3233

Telephone: (403) 263-0262

(877) 263-0262

(877) 263-0262